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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.          )*

TD Banknorth Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

87235A 10 1

(CUSIP Number)

Christopher A. Montague, Esq.
The Toronto-Dominion Bank
Toronto-Dominion Centre
P.O. Box 1
Toronto, Ontario M5K IA2
(416) 982-8222

Copy to:
Lee Meyerson, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
(212) 455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 1, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 87235A 10 1			Page 2 of 25

1.	Name of Reporting Persons: The Toronto-Dominion Bank		I.R.S. Identification Nos. of above persons (entities only): 13-5640479

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 96,106,025

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 96,106,025

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 96,106,025

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 51.7%

14.	Type of Reporting Person (See Instructions): BK

Schedule 13D	Page 3 of 25

See 18 U.S.C. 1001)

Item 1. Security and Issuer

     This statement on Schedule 13D (this “Statement”) relates to the common stock, $0.01 par value per share (the “Issuer Common Stock”) of TD Banknorth Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at Two Portland Square, P.O. Box 9540, Portland, Maine 04112-9540.

Item 2. Identity and Background

     This statement is being filed by The Toronto-Dominion Bank, a Canadian chartered bank (“TD”). TD and its subsidiaries are principally engaged in the business of personal, commercial and wholesale banking and wealth management. The principal executive offices of TD are located at Toronto-Dominion Centre, P.O. Box 1, Toronto, Ontario, Canada M5K IA2.

     The name, business address, citizenship and present principal occupation or employment of each director and executive officer of TD and the name and principal business and address of any corporation or other organization in which such employment is conducted are set forth in Schedule I hereto and are incorporated by reference herein.

     During the last five years, neither TD nor, to the best of TD’s knowledge, any of its executive officers or directors named in Schedule I hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     On March 1, 2005, TD acquired 51% of the outstanding Issuer Common Stock pursuant to an Amended and Restated Agreement and Plan of Merger (the “Merger Agreement”), dated August 25, 2004, among TD, Banknorth Group Inc., a Maine corporation (“Banknorth”) and the predecessor of the Issuer, the Issuer, and Berlin Merger Co., a Delaware corporation and wholly-owned subsidiary of TD (“Berlin Mergerco”). The Merger Agreement provided for the reincorporation of Banknorth in Delaware by means of a merger of Banknorth into the Issuer, and then immediately thereafter the merger of Berlin Mergerco with and into the Issuer (the “Transaction”). In the Transaction, TD received 96,106,025 shares of Issuer Common Stock, representing 51% of the post-transaction outstanding Issuer Common Stock, and each holder of Banknorth common stock, par value $0.01 per share, received a package of consideration consisting of: a number of TD common shares, no par value, equal to 0.2351 multiplied by the number of shares of Banknorth common stock held by such holder, plus cash in lieu of any fractional

Schedule 13D	Page 4 of 25

share interest; an amount in cash equal to $12.24 multiplied by the number of shares of Banknorth common stock owned by such holder; and a number of shares of Issuer Common Stock equal to 0.49 multiplied by the number of shares of Banknorth common stock owned by such holder, plus cash in lieu of any fractional share interest. The total consideration payable by TD in the Transaction consists of approximately 44,302,993 TD common shares and approximately $2.3 billion in cash. All of the funds for the cash portion of the consideration were provided from TD’s working capital.

     William J. Ryan, President, Chairman and Chief Executive Officer of the Issuer and a director and Vice Chair of TD, acquired 65,060 shares of Issuer Common Stock in connection with the Transaction in exchange for shares of Banknorth common stock he previously acquired.

Item 4. Purpose of Transaction

     TD acquired 51% of the outstanding shares of the Issuer Common Stock in the Transaction in order to obtain a controlling equity position in the Issuer.

     In connection with the Transaction, TD, Banknorth and the Issuer entered into the Amended and Restated Stockholders Agreement, dated August 25, 2004, among TD, Banknorth and the Issuer (the “Stockholders Agreement”) which (together with the Issuer’s certificate of incorporation and bylaws) establishes certain rights and obligations of TD with respect to the Issuer and the Issuer Common Stock. The Stockholders Agreement is summarized in Item 6 below and filed as an exhibit hereto and incorporated by reference herein. In particular, the Stockholders Agreement sets forth terms pertaining to, among other things, share purchase and transfer restrictions, corporate governance and board representation rights and other matters relating to TD’s ownership of the Issuer Common Stock. The description of the Stockholders Agreement contained in Item 6 below is incorporated by reference in this Item 4.

     In addition to the shares of Issuer Common Stock acquired by TD in the Transaction, TD received the sole authorized and outstanding share of Class B common stock, par value $0.01 per share, of the Issuer (the “Class B Common Stock”). The purpose of the Class B Common Stock generally is to facilitate the exercise of TD’s rights as majority holder of the outstanding Issuer Common Stock to obtain representation on the Issuer’s board of directors through the election of Class B directors, who may comprise a majority of the directors of the Issuer, subject to limitations specified in the Stockholders Agreement. The Class B Common Stock has no substantive rights apart from the right to vote for the election and removal of Class B directors and related rights. Initially, TD designated three Class B directors to the Issuer’s board of directors, but generally it may increase or decrease that number at any time and from time to time, except that the number of Class B directors may not be more than one more than the number of Class A directors (described in more detail below under “The Stockholders Agreement—Corporate Governance—Composition of the Board of Directors” in Item 6) then in office. TD, as the holder of the Class B Common Stock, may from time to time fill vacancies on the board of directors occurring among the Class B directors. All corporate action by the board of directors of the Issuer will require the affirmative vote of both a majority of the entire board as well as a majority of the Class B directors. See Item 6 for additional information regarding the Class B Common Stock.

     TD intends to review from time to time its investment in the Issuer and the Issuer’s business affairs, financial position and capital requirements. Based upon such review, as well as general economic, market and industry conditions and prospects existing at the time, TD may consider from time to time alternative courses of action as permitted by the Stockholders Agreement. Subject to the terms of the Stockholders Agreement, such actions may include the acquisition of additional shares of Issuer Common Stock or other securities of the Issuer directly from the Issuer (including in connection with and/or to fund acquisitions by the Issuer of other banking organizations), through open market purchases,

Schedule 13D	Page 5 of 25

in privately negotiated transactions, through a tender or exchange offer or a merger, reorganization or comparable transaction, through exercise of its rights under the Stockholders Agreement or otherwise. Subject to the terms of the Stockholders Agreement, these actions may constitute a “going-private transaction” and/or could result in (i) changes to the board of directors of the Issuer, (ii) changes in the capitalization or dividend policy of the Issuer, (iii) changes in the Issuer’s certificate of incorporation or bylaws, (iv) delisting of the Issuer Common Stock from the NYSE (or other national securities market or inter-dealer quotation system), (v) termination of registration of the Issuer Common Stock pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, and/or (vi) other events comparable to those enumerated above. Without limiting the generality of the foregoing, TD currently intends to take one or more of the actions described in the second preceding sentence, consistent with the Stockholders Agreement and the Issuer’s announced share repurchase plan (described below) and subject to market conditions and other considerations, to acquire additional shares of Issuer Common Stock. Alternatively, and consistent with the terms of the Stockholders Agreement and subject to market conditions and other considerations, TD may sell all or a portion of the securities of the Issuer owned by TD in the open market, in privately negotiated transactions, through a public offering or otherwise.

     The Issuer announced on February 24, 2005 that it may repurchase up to 15.3 million shares of its Common Stock from time to time in the open market or privately-negotiated transactions and, since the completion of the Transaction, has begun to repurchase shares of its Common Stock. Such repurchases have increased and will continue to increase the percentage of the outstanding shares of Issuer Common Stock that TD owns.

     Other than as described above or in Item 6, TD does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     It is anticipated that within approximately the next 30 days, Mr. Ryan will receive additional grants of stock options to purchase 72,500 shares of the Issuer Common Stock and 19,725 restricted shares of Issuer Common Stock.

Item 5. Interest in Securities of the Issuer

     (a) (i) As of March 1, 2005, TD was the beneficial owner of 96,106,025 shares of Issuer Common Stock, representing 51.7% of the outstanding Issuer Common Stock.

          (ii) Except for Mr. Ryan, none of the individuals listed on Schedule I beneficially own any shares of Issuer Common Stock. Mr. Ryan beneficially owns 811,652 shares of Issuer Common Stock, representing approximately 0.4% of the outstanding Issuer Common Stock. This number includes 36,816 shares of Issuer Common Stock over which Mr. Ryan has voting power under the Issuer’s 401(k) Plan and Proft Sharing Employee Stock Ownership Plan, 9,234 shares of Issuer Common Stock in Mr. Ryan’s account balance under the Issuer’s Deferred Compensation Plan and options to purchase 746,592 shares of Issuer Common Stock granted pursuant to the Issuer’s stock option plans which are exercisable within 60 days from the date hereof.

     (b) (i) TD maintains the sole power to vote or direct the vote and to dispose or direct the disposition of all of the shares of Issuer Common Stock described in paragraph (a)(i) above.

          (ii) Mr. Ryan maintains the sole power to vote or direct the vote and to dispose or direct the disposition of all of the shares of Issuer Common Stock described in paragraph (a)(ii) above.

Schedule 13D	Page 6 of 25

     (c) Except as set forth in Item 3 above, neither TD nor, to the best of TD’s knowledge, any of the individuals named in Schedule I hereto, has engaged in any transaction during the past 60 days in any shares of Issuer Common Stock.

     (d) Not Applicable.

     (e) Not Applicable.

Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer

     Except as set forth in this Item 6 of this Schedule 13D, to the best knowledge of TD, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between TD and any of the individuals named in Schedule I hereto and any other person with respect to the securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

a. The Stockholders Agreement

     Concurrently with the signing of the Merger Agreement, TD, Banknorth and the Issuer entered into the Stockholders Agreement, which became effective upon the completion of the Transaction on March 1, 2005. The Stockholders Agreement, and related provisions of the Issuer’s certificate of incorporation and bylaws, provide for limitations on TD’s acquisition and transfer of the Issuer’s securities, governance rights and related matters. The following is a summary of selected provisions of the Stockholders Agreement and related provisions of the Issuer’s certificate of incorporation and bylaws. While TD believes this description covers the material terms of the Stockholders Agreement, it is qualified in its entirety by reference to the Stockholders Agreement, a copy of which is included as Exhibit 2 and incorporated herein by reference.

Share Ownership

     During the term of the Stockholders Agreement, TD has generally agreed that neither it nor its affiliates will acquire securities of the Issuer that are entitled to vote generally in the election of directors of the Issuer, or securities convertible into such voting securities (which we refer to collectively in this Schedule 13D as voting securities of the Issuer) if as a result TD and its affiliates would own more than 66 2/3% of the then-outstanding voting securities of the Issuer. For purposes of the Stockholders Agreement, shares of Issuer Common Stock held in trust, managed, brokerage, custodial, nominee or other customer agreements, in mutual funds, or other investment funds sponsored, managed or advised by TD or its affiliates are not deemed to be beneficially owned by TD and, therefore, are not subject to the ownership limitation. This ownership limitation of 66 2/3% may be increased to up to 70% in connection with share repurchases completed by the Issuer with the approval of a majority of the four designated independent directors of the Issuer described below under “— Corporate Governance — Designated Independent Directors.” However, if following an increase in the ownership limitation to 70%, TD or its affiliates transfer voting securities of the Issuer such that it owns 66 2/3% or less of the then-outstanding voting securities of the Issuer, the ownership limitation will again be reduced to 66 2/3%. We refer to the ownership limitation in effect from time to time as the “Ownership Limitation”.

     TD and its affiliates may acquire voting securities of the Issuer in excess of the Ownership Limitation:

Schedule 13D	Page 7 of 25

•	in connection with a going-private transaction completed in accordance with the terms of the Stockholders Agreement, as described below under “— Going-Private Transactions”;

•	in connection with an acquisition by TD or any of its affiliates of an entity that owns shares of the Issuer, but TD or its affiliate must use reasonable best efforts to dispose of the excess shares concurrently with or promptly following that acquisition, subject to compliance with applicable law; and

•	in connection with securing or collecting a debt previously contracted in the ordinary course of TD’s and its affiliates’ banking or brokerage businesses, but TD or its affiliate must promptly dispose of the excess shares, subject to applicable law.

     If TD or its affiliates acquire shares in excess of the Ownership Limitation, they may not exercise any voting rights with respect to those excess shares.

Going-Private Transactions

     Under the terms of the Stockholders Agreement, TD is subject to restrictions on its ability to conduct going-private transactions involving the Issuer. A going-private transaction for purposes of the Stockholders Agreement generally means a transaction that would result in the shares of the Issuer Common Stock being held of record by fewer than 300 persons or no longer being listed or quoted on a national securities exchange or inter-dealer quotation system. Under the Stockholders Agreement, TD has agreed that neither it nor its affiliates will propose or initiate any going-private transaction unless that transaction involves the offer to acquire 100% of the common stock of the Issuer not owned by TD and its affiliates and, if the transaction is to be effected as to a tender offer or exchange offer, includes a commitment by TD or its affiliate to, if permitted under applicable law, promptly complete a short-form merger following that offer. Any going-private transaction must also comply with the provisions of the Stockholders Agreement summarized below.

     Before March 1, 2007, neither TD nor its affiliates may propose or initiate a going-private transaction unless invited to do so by a majority of the designated independent directors. If TD or its affiliates is invited to propose a going-private transaction, it must also comply with the requirements regarding negotiation with the designated independent directors and the receipt of unaffiliated stockholder approval described in the following paragraph with respect to going-private transactions commenced between March 1, 2007 and March 1, 2010.

     Between March 1, 2007 and March 1, 2010, TD or its affiliates may initiate and hold discussions regarding a going-private transaction with the board of directors of the Issuer on a confidential basis that would not reasonably be expected to require either the Issuer or TD to make any public disclosure regarding the possibility of a transaction under applicable securities laws. If a majority of the designated independent directors approve a going-private transaction, TD or its affiliate may publicly announce, commence and, subject to the receipt of unaffiliated stockholder approval, complete the transaction. For purposes of the Stockholders Agreement, the receipt of unaffiliated stockholder approval means, in the case of a tender or exchange offer, that a majority of the outstanding shares of Issuer common stock not owned by TD and its affiliates have been tendered and not withdrawn at the expiration of the tender or exchange offer and, in the case of a merger or consolidation, that the holders of a majority of the outstanding shares of Issuer Common Stock not owned by TD and its affiliates have voted (or executed written consents) in favor of the applicable transaction.

     Following March 1, 2010, TD or its affiliates may propose, initiate or effect a going-private transaction by first offering to negotiate confidentially the terms of the transaction with the designated

Schedule 13D	Page 8 of 25

independent directors. If a majority of the designated independent directors request TD or its affiliate to negotiate these terms, TD or its affiliate will use its reasonable best efforts to do so for at least 60 days. If TD and a majority of the designated independent directors agree on terms of a transaction, TD may initiate and complete the transaction. If TD and a majority of the designated independent directors do not agree on terms of a transaction within 60 days, TD or its affiliate may publicly propose the going-private transaction to the shareholders of the Issuer and, subject to receipt of unaffiliated stockholder approval, complete that transaction.

TD’s Rights to Contribute Capital and to Purchase Securities; the Issuer’s Obligation to Repurchase Stock

     TD’s Right to Contribute Capital. Until TD and its affiliates no longer own voting securities of the Issuer representing at least 25% of the then-outstanding voting securities of the Issuer, whenever the Issuer seeks to raise additional capital in the form of equity securities or securities convertible into, or exercisable or exchangeable for, equity securities, whether for purposes of expansion of its business or for any other reason, except as noted in the last sentence of this paragraph, TD has the right to provide all or any portion of that additional capital, at TD’s option, in the form of an additional investment in shares of common stock or, if the Issuer proposes to raise the additional capital in the form of other voting securities, in those other voting securities. However, TD may only acquire up to the number of shares of common stock or other voting securities that is permitted in accordance with the Ownership Limitation. The purchase price paid by TD or any of its affiliates for these securities will be the average of the closing prices of the securities on their principal market for the ten consecutive trading days immediately preceding the date on which such issuance is approved by the board of directors of the Issuer or, if the securities are not publicly listed or quoted, the fair market value of the securities. This right to contribute capital does not apply to the issuance of capital stock by the Issuer upon the exercise of, or the grant or award of, employee stock options, stock appreciation rights or similar instruments covered by the repurchase obligation of the Issuer described below under “— The Issuer’s Obligation to Repurchase Stock”, the issuance by the Issuer of some types of non-voting preferred stock or of trust preferred securities or the issuance of common stock as consideration for the acquisition by the Issuer of an entity.

     TD’s Right to Purchase Securities. Until TD and its affiliates no longer own voting securities of the Issuer representing at least 25% of the then-outstanding voting securities of the Issuer, if the Issuer at any time proposes to issue any shares of common stock, other than in connection with the exercise of employee stock options, stock appreciation rights or similar instruments covered by the repurchase obligation of the Issuer described below under “— The Issuer’s Obligation to Repurchase Stock”, TD will have the option, to the extent it did not previously exercise its rights described above under “— TD’s Right to Contribute Capital”, to purchase for cash directly from the Issuer up to a sufficient number of shares of Issuer Common Stock to maintain its ownership level immediately prior to the issuance, at the same purchase price as the price for the additional shares of Issuer Common Stock to be issued. Until TD and its affiliates no longer own voting securities of the Issuer representing at least 25% of the then-outstanding voting securities of the Issuer, in the event that the Issuer proposes to issue options (other than employee stock options, stock appreciation rights or similar instruments covered by the repurchase obligation of the Issuer described below under “— The Issuer’s Obligation to Repurchase Stock”) or warrants that are exercisable for, or debt or equity securities that are convertible into or exchangeable for, shares of Issuer Common Stock, the Issuer must offer TD the opportunity to purchase for cash up to the percentage of those options, warrants or convertible debt or equity securities that represents the ownership percentage of TD and its affiliates of voting securities of the Issuer at the time of that issuance, at the same purchase price as is offered to the other purchasers of the options, warrants or convertible securities. TD’s rights to purchase securities as described in this paragraph are subject to the Ownership Limitation.

     The Issuer’s Obligation to Repurchase Stock. Until TD and its affiliates no longer own voting

Schedule 13D	Page 9 of 25

securities of the Issuer representing at least 25% of the then-outstanding voting securities of the Issuer, if the Issuer issues shares of Issuer Common Stock upon exercise of any option, warrant, stock appreciation right or other similar instrument granted to its directors, officers, employees, consultants or others, or in the form of restricted shares or similar instruments, in either case under any compensation, retention, incentive or similar program or arrangement in effect from time to time, the Issuer will use its reasonable best efforts to repurchase a corresponding number of shares of Issuer Common Stock in the open market so that the total number of outstanding shares of the Issuer Common Stock are not increased by that issuance. These repurchases generally must be completed within 120 days after the applicable issuance, but the Issuer’s obligation to repurchase shares does not apply until the aggregate issuances of Issuer Common Stock exceed 1% of the outstanding shares of the Issuer Common Stock. The Issuer’s obligation to repurchase shares is also subject to the receipt of any required regulatory approval. The Issuer may meet its repurchase obligations by means of an ongoing regular stock repurchase plan, in which case offsetting repurchases may occur prior to the related issuance of Issuer Common Stock.

Transfer Restrictions

     Under the terms of the Stockholders Agreement, TD has agreed that until March 1, 2007, neither it nor its affiliates will transfer voting securities of the Issuer except to an affiliate of TD that agrees to be bound by the terms of the Stockholders Agreement. Between March 1, 2007 and March 1, 2010, TD and its affiliates may only transfer voting securities:

•	to an affiliate of TD that agrees to be bound by the terms of the stockholders agreement;

•	in compliance with the restrictions of Rule 144 under the Securities Act;

•	subject to the right of first offer described below, to any person who, after giving effect to such transfer, would own less than 5% of the then-outstanding voting securities of the Issuer and who is an institutional investor purchasing the shares in the normal course of its investment business, for investment purposes only, and with no intention of influencing control of the Issuer;

•	in connection with an underwritten public offering in which TD uses its commercially reasonable efforts to effect a wide distribution of the voting securities and to not knowingly sell voting securities to any person who would, as a result of the offering, own 5% or more of the then-outstanding voting securities of the Issuer;

•	with the consent of a majority of the designated independent directors, in connection with a pledge to a financial institution, provided that the number of voting securities pledged is not more than 19.9% of the then-outstanding voting securities of the Issuer; or

•	with the consent of a majority of the designated independent directors.

     In addition, following March 1, 2007, and for as long as TD and its affiliates own voting securities of the Issuer representing at least 25% of the then-outstanding voting securities of the Issuer, TD and its affiliates may, subject to the right of first offer described below, transfer voting securities of the Issuer to a person that would own voting securities representing more than 10% of the then-outstanding voting securities of the Issuer. If TD and its affiliates would own voting securities representing less than 50% of the then-outstanding voting securities of the Issuer as a result of such transfer, the transferee must offer to acquire from shareholders of the Issuer other than TD and its affiliates, at the same price and otherwise on the same financial terms and conditions as are applicable to TD and/or its affiliates, either:

Schedule 13D	Page 10 of 25

•	100% of the voting securities of the Issuer owned by those shareholders; or

•	a pro rata number of voting securities of the Issuer owned by those shareholders, based on the percentage of the total number of voting securities owned by TD and its affiliates that TD and/or its affiliates are proposing to transfer.

     TD and its affiliates may only make this type of transfer prior to March 1, 2008 if the chief executive officer of TD advises the board of directors of the Issuer that he has decided to make the transfer based on his good faith assessment of the requirements of TD’s financial or capital situation at that time, exercising his business judgment based on changes in circumstances since August 25, 2004. If, as a result of this type of transfer, the transferee would own voting securities of the Issuer representing more than 15% of the then-outstanding voting securities of the Issuer, but would not own the number of securities required to effect a short-form merger under applicable Delaware law, the transferee must agree to be bound by the terms of the Stockholders Agreement.

     Prior to making any offer to transfer voting securities under the third bullet point of the first paragraph of this section “Transfer Restrictions” or any transfer of less than 100% of the voting securities owned by TD and its affiliates under the second paragraph of this section, TD or its applicable affiliate must offer the Issuer the opportunity to purchase those voting securities. TD or its applicable affiliate must notify the Issuer of the price and terms on which it proposes to offer the voting securities for transfer. If the Issuer elects to purchase all of the voting securities within five business days of the receipt of the notice from TD or its applicable affiliate, the Issuer and TD or its applicable affiliate must use their commercially reasonable efforts to consummate the transfer as promptly as practicable, but in any event not later than 90 days after the delivery by the Issuer of its election to purchase the voting securities. The Issuer may transfer this right to purchase voting securities to another person if the number of voting securities to be purchased by it in connection with the right described in this paragraph in any twelve-month period would exceed 4.9% of the total number of voting securities of the Issuer outstanding at the date of the applicable notice given by TD to Banknorth regarding its intention to transfer securities in a manner subject to Banknorth’s right of first offer. If the Issuer does not elect to purchase all of the applicable voting securities (or if, having made an election to purchase the securities, does not complete the purchase within the required time period), then TD or its applicable affiliate may, within the following 90-day period, enter into definitive agreements to transfer the applicable voting securities at a price not less than 95% of the price at which TD or its applicable affiliate offered those securities to the Issuer and on other terms not materially more favorable to the transferee than were offered to the Issuer. If TD or its applicable affiliate does not enter into definitive agreements within the specified time period, or enters into agreements but does not complete the sale within nine months, the right of first offer described in this paragraph will again apply.

Corporate Governance

     Composition of the Board of Directors. At the time the Transaction was completed, the board of directors of the Issuer was composed of 17 directors consisting of:

•	14 individuals who were directors of Banknorth prior to the closing of the Transaction, designated “Class A” directors and who include:

-the chief executive officer of the Issuer; and

-four designated independent directors, designated as described below under “—Designated Independent Directors”; and

Schedule 13D	Page 11 of 25

•	three individuals designated by TD, designated “Class B” directors.

     Following the completion of the Transaction, the Stockholders Agreement requires that the board of directors of the Issuer include:

•	the four designated independent directors, designated as described below under “— Designated Independent Directors”;

•	the present chief executive officer of the Issuer, who will serve as a director and as chairman of the board of directors for so long as he remains chief executive officer of the Issuer; and

•	a number of Class B directors designated from time to time by TD or its affiliates, as the holder of the Class B Common Stock, except that the number of Class B directors may not be more than one more than the total number of Class A directors then in office. The number of Class B directors may be further limited as a result of a decrease in the ownership of voting securities of the Issuer by TD and its affiliates, as described below under “— Suspension, Termination of Certain Provisions.”

     TD has agreed not to take any action to remove any person who served as a director of Banknorth immediately prior to the completion of the Transaction and who became a Class A director immediately following the completion of the Transaction, prior to the date when that director would have been required to stand for re-election as a director of Banknorth, measured as of August 25, 2004.

     Designated Independent Directors. During the term of the Stockholders Agreement, the board of directors of the Issuer will include four designated independent directors, who are responsible for making a number of determinations relating to the governance arrangements of the Issuer, including with respect to the approval of (1) an increase in TD’s Ownership Limitation, as described above under “— Share Ownership,” (2) going-private transactions, as described above under “— Going-Private Transactions,” (3) certain transfers by TD, including as described above under “— Transfer Restrictions,” (4) delisting of the Issuer Common Stock from the NYSE, as described below under “— NYSE Listing,” (5) the terms of any contribution by TD to the Issuer of a retail bank acquired by TD, and (6) amendments of, or waivers of the Issuer’s rights under, the Stockholders Agreement. The designated independent directors were initially designated by the board of directors of Banknorth prior to the completion of the Transaction from among the independent directors on the Banknorth board of directors. Any vacancy in a seat held by a designated independent director will be filled by the remaining designated independent directors, subject to the consent of a majority of the directors on the nominating committee of the board of directors, which (subject to the exercise of the committee members’ fiduciary duties) will not be unreasonably withheld. Any designated independent director must qualify as an “independent director” under applicable NYSE rules, with respect to the Issuer and TD, may not be a Class B director or an affiliate or past or present officer, director or employee of TD and must not have been nominated by TD or its affiliates. If no designated independent directors are in office to fill the vacancies for designated independent directors, a majority of the independent directors who would be qualified as designated independent directors under the preceding sentence will fill those vacancies, subject to the consent of a majority of the directors on the nominating committee of the board of directors, which (subject to the exercise of the committee members’ fiduciary duties) will not be unreasonably withheld.

     Board Quorum; Vote Required for Board Action. Under the terms of the Stockholders Agreement:

•	a quorum for any meeting of the board of directors of the Issuer requires the presence of a

Schedule 13D	Page 12 of 25

majority of the total number of authorized directors then constituting the entire board of directors and a majority of the Class B directors then in office; and

•	any determination or other action of or by the board of directors of the Issuer (other than action by unanimous written consent in lieu of a meeting) requires the affirmative vote or consent, at a meeting at which a quorum is present, of a majority of directors present at that meeting, including a majority of the Class B directors present at that meeting.

     Committees of the Board of Directors. The Stockholders Agreement provides that each committee of the board of directors of the Issuer will consist of a majority of Class B directors and not fewer than two Class A directors, unless restricted by law or stock exchange rule. If applicable law or stock exchange rule prevents any Class B director from serving on a particular committee, at least one Class B director will be entitled to attend committee meetings as an observer. Upon completion of the Transaction, TD waived its right to appoint a majority of Class B directors to each committee but reserved the right to appoint such Class B directors at any time. The nominating committee of the board of directors of the Issuer will consist of four Class B directors and three of the designated independent directors. The number of Class B directors entitled to serve on committees of the board of directors may be further limited as a result of a decrease in the ownership of voting securities of the Issuer by TD and its affiliates, as described below under “— Suspension, Termination of Certain Provisions.”

No Inconsistent Actions

     The Stockholders Agreement provides that none of the Issuer, its board of directors or any committee of the board will take any action inconsistent with the terms of the Stockholders Agreement. In particular, the Issuer has agreed that any shareholder rights plan or other anti-takeover measure it adopts will exclude TD and its affiliates from its operation in all respects, and will not impair in any respect the rights of TD or any of its affiliates under the Stockholders Agreement, including their rights to transfer securities of the Issuer.

Information Rights

     The Issuer has agreed to provide TD ongoing access to and information regarding the Issuer as requested by TD from time to time in order to appropriately manage and evaluate its investment in the Issuer. During a suspension and following the termination of certain governance provisions as described below under “— Suspension, Termination of Certain Provisions,” TD has agreed to customary confidentiality obligations with respect to non-public information it receives regarding the Issuer.

Trade Name

     Following the termination of certain governance provisions as described below under “— Suspension, Termination of Certain Provisions,” either TD or the Issuer may terminate the use of “TD Banknorth” as the Issuer’s trade name.

Corporate Opportunities

     In recognition of the fact that the Issuer and TD and their respective subsidiaries engage in and may in the future engage in the same or similar activities or lines of business and have an interest in the same areas and types of corporate opportunities, the Stockholders Agreement and the Issuer’s certificate of incorporation provide that, subject to certain restrictions related to the acquisition by TD of competing entities described in the Stockholders Agreement:

Schedule 13D	Page 13 of 25

•	TD will have no duty to refrain from engaging in the same or similar activities or lines of business as the Issuer;

•	subject to compliance with the requirements described below, neither TD nor any of its officers or directors will be liable to the Issuer or its shareholders for breach of any fiduciary duty by reason of any such activities; and

•	in the event that TD acquires knowledge of a potential corporate opportunity for both TD and the Issuer, TD will have no duty to communicate or offer the corporate opportunity to the Issuer and will not be liable to the Issuer or its shareholders for breach of any fiduciary duty as a shareholder of the Issuer by reason of the fact that TD or its affiliate pursues or acquires the corporate opportunity for itself, directs the corporate opportunity to another person, or does not communicate information regarding the corporate opportunity to the Issuer.

     The Stockholders Agreement and the Issuer’s certificate of incorporation establish the following policy with respect to the allocation of potential corporate opportunities about which a director or officer of the Issuer who is also a director or officer of TD acquires knowledge. If a director or officer of the Issuer who is also a director or officer of TD acts in a manner consistent with this policy, he or she will have fully satisfied and fulfilled his or her fiduciary duty to the Issuer and its shareholders with respect to the corporate opportunity.

•	A corporate opportunity offered to any person who is an officer of the Issuer, and who is also a director but not an officer of TD, will belong to the Issuer.

•	A corporate opportunity offered to any person who is a director but not an officer of the Issuer, and who is also a director or officer of TD, will belong to the Issuer if the opportunity is expressly offered to such person in writing solely in his or her capacity as a director of the Issuer, and otherwise will belong to TD.

•	A corporate opportunity offered to any person who is an officer of both the Issuer and TD (other than the chief executive officer of the Issuer if at the relevant time he is also an officer of TD, with respect to whom opportunities shall be subject to the first bullet point above except if such opportunity is expressly offered to him in writing solely in his capacity as an officer of TD) will belong to the Issuer if the opportunity is expressly offered to such person in writing solely in his or her capacity as an officer of the Issuer, and otherwise will belong to TD.

These provisions will apply with respect to TD, the Issuer and their respective subsidiaries.

NYSE Listing

     Under the Stockholders Agreement, TD has agreed that it will not take any action, or cause the Issuer to take any action, to delist the Issuer Common Stock from the New York Stock Exchange, except with the consent of a majority of the designated independent directors or following the completion of a going-private transaction conducted in accordance with the terms of the Stockholders Agreement. This prohibition will not apply to a delisting effected in connection with the establishment of the quotation of the common stock of the Issuer on the NASDAQ National Market. Moreover, TD and its affiliates are not required to take any affirmative action to prevent the common stock from being delisted by the New York Stock Exchange in the event that it ceases to meet applicable New York Stock Exchange listing standards.

Schedule 13D	Page 14 of 25

Suspension, Termination of Certain Provisions

     The provisions of the Stockholders Agreement described above under “Corporate Governance — Board Quorum; Vote Required for Board Action” and “Corporate Governance — Committees of the Board of Directors” will be temporarily suspended in the event that TD and its affiliates own voting securities representing in the aggregate less than 50% of the then-outstanding voting securities of the Issuer:

•	as a result of transfers of voting securities of the Issuer by TD and its affiliates, if this minority ownership position continues for at least 30 consecutive days; or

•	as a result of dilution or other events other than transfers of voting securities of the Issuer by TD and its affiliates, except that no suspension will occur due to such a decrease in ownership as a result of dilution or such other events if TD and its affiliates:

-do not at any time own in the aggregate less than 35% of the then-outstanding voting securities;

-do not, after owning less than 50% of the then-outstanding voting securities of the Issuer, transfer any voting securities of the Issuer other than to an affiliate, unless within 30 days of that transfer TD and its affiliates purchase a number of voting securities at least equal to the number they transferred;

-reacquire, before the first anniversary of a particular measurement date (as described below), a number of voting securities representing at least half of the difference between 50% and their percentage ownership of voting securities of the Issuer on that measurement date; and

-regain, prior to the second anniversary of the most recent measurement date, ownership of voting securities representing at least a majority of the then-outstanding voting securities of the Issuer.

     The Stockholders Agreement provides that, for purposes of determining whether a suspension will occur due to decreases in ownership as a result of dilution or other events other than transfers, a measurement date occurs

•	on the date on which TD and its affiliates first own voting securities representing less than 50% of the then-outstanding voting securities of the Issuer; and

•	any subsequent date on which another event occurs, other than any transfer of voting securities of the Issuer by TD or its affiliates, that further decreases their ownership by at least 2% of the then-outstanding voting securities since the preceding measurement date.

If at any time during a suspension, TD and its affiliates again own voting securities of the Issuer representing 50% or more of the then-outstanding voting securities, the suspension will automatically terminate and the provisions of the Stockholders Agreement described above under “Corporate Governance — Board Quorum; Vote Required for Board Action” and “Corporate Governance — Committees of the Board of Directors” will automatically be reinstated, unless the suspension has continued for more than 12 consecutive months. Generally, if TD’s and its affiliates’ ownership of voting securities of the Issuer again decreases below 50% of the then-outstanding voting securities, then a new analysis of whether a suspension will go into effect will apply, and new measurement periods as

Schedule 13D	Page 15 of 25

described above will apply. However, if within six months following a termination of a suspension that had resulted from transfers of voting securities of the Issuer, another suspension resulting from transfers of voting securities occurs, new measurement periods will not begin and the second suspension will be treated as a continuation of the first suspension.

     If a suspension occurs and continues for 12 consecutive months, the provisions of the Stockholders Agreement described above under “Corporate Governance — Board Quorum; Vote Required for Board Action” and “Corporate Governance — Committees of the Board of Directors” will terminate.

     During any suspension, or following a termination, of these provisions, TD and/or its affiliates, as the holder of the Class B Common Stock, will have the right to nominate and elect a number of Class B directors to the board of directors of the Issuer and each committee of the board so that its representation on the board and each committee is proportionate to its ownership of voting securities of the Issuer, but this number of Class B directors may not:

•	represent 50% or more of the total number of directors then on the board or such committee, as applicable; or

•	be less than one director.

     During any suspension, or following a termination, of these provisions, TD has agreed that it will not nominate any directors for election other than the number of Class B directors it is entitled to designate as described above.

Acquisition of Competing Entities

     Under the terms of the Stockholders Agreement, TD has agreed that neither it nor its affiliates will acquire control, as defined under applicable banking regulations, of a retail bank (as described below), except incidentally in connection with some types of acquisitions of other entities that own a retail bank. Specifically, TD may acquire a retail bank in connection with an acquisition of an entity whose primary business is not retail banking and not more than 50% of whose consolidated assets consist of retail banks, as long as the primary purpose of the acquisition is not to avoid the provisions of the Stockholders Agreement and as long as TD or its applicable affiliate follows the following procedures:

•	Within six months of the date of the acquisition and at TD’s election:

-initiate good faith discussions regarding the contribution of the acquired retail bank to the Issuer on terms agreed to by TD or its affiliate and a majority of the designated independent directors; or

-initiate good faith discussions regarding a going-private transaction in accordance with the then-applicable provisions of the Stockholders Agreement, as summarized above under “— Going-Private Transactions,” and

•	if TD or its affiliate and a majority of the designated independent directors approve the terms of the going-private transaction, or

•	if the approval of a majority of the designated independent directors is not required under the then-applicable provisions of the Stockholders Agreement, TD or its affiliate otherwise complies with its obligations under the stockholders agreement

Schedule 13D	Page 16 of 25

and then elects to commence a going-private transaction,

then TD or its affiliate will use reasonable best efforts to consummate the going-private transaction as promptly as practicable; or

-commence a process to dispose of the acquired retail bank as promptly as commercially practicable, but in any event TD or its applicable affiliate will enter into a definitive agreement with respect to the disposition of the acquired retail bank within two years after the date of consummation of its acquisition, or in certain circumstances described below in the following bullet point, a later time described below.

•	If TD or its applicable affiliate elect to initiate discussions regarding the contribution of the acquired retail bank or regarding a going-private transaction, as described in the bullet points above, but

-is unable to agree on terms with respect to a contribution or a going-private transaction, as the case may be, with a majority of the designated independent directors (if, with respect to a going-private transaction, their consent is required); or

-such contribution or going-private transaction is not consummated within nine months of its commencement, whether because unaffiliated stockholder approval was not received, necessary regulatory approvals were not received or for any other reason not within the control of TD and its affiliates, then TD or its affiliate will then commence a process to dispose of the acquired retail bank as promptly as commercially practicable. If TD or its affiliate commences the process to dispose of the acquired retail bank due to its inability to agree to terms regarding a contribution or going-private transaction, it is required to enter into a definitive agreement with respect to the disposition of the acquired retail bank within two years after the date of consummation of its acquisition. If TD or its affiliate commences the process to dispose of the acquired retail bank due to the failure to consummate a contribution or going-private transaction within nine months of its commencement, it is required to enter into a definitive agreement with respect to the disposition by the later of:

-two years after the consummation of the acquisition of the retail bank; and

-six months after the termination of the attempted contribution or going-private transaction.

     A retail bank means a bank that is insured by the Federal Deposit Insurance Corporation and that is principally engaged in the business of providing branch-based consumer and commercial banking services in the continental U.S., other than TD Waterhouse Bank, N.A. or similar banks that principally provide banking services to customers of a brokerage, mutual fund, or other similar consumer financial business in the U.S. In addition, any banking or other business conducted by TD through its U.S. branches, agencies, representative offices or subsidiary commercial lending companies will not be considered a retail bank.

Termination

Schedule 13D	Page 17 of 25

     The Stockholders Agreement will terminate when TD and its affiliates own either:

•	voting securities of the Issuer representing less than 15% of the then-outstanding voting securities; or

•	90% or more of each class of capital stock of the Issuer that would be required in order for TD to effect a short-form merger under Delaware law.

b. Ryan’s Employment Agreement and Related Arrangements.

     In connection with the Transaction, Mr. Ryan entered into a new Employment Agreement, dated August 25, 2004, with Banknorth and TD (the “Employment Agreement”) under which he will serve as Chairman, President and Chief Executive Officer of the Issuer and as a director and Vice Chair of TD for a five-year term commencing March 1, 2005. The following is a summary of selected provisions of the Employment Agreement relating to securities of the Issuer. While TD believes this description covers the material terms of the Employment Agreement relating to securities of the Issuer, it is qualified in its entirety by reference to the Employment Agreement, a copy of which is included as Exhibit 3 and incorporated herein by reference.

     Under the Employment Agreement, Mr. Ryan will receive an annual base salary at least equal to $853,500, will have incentive compensation opportunities no less favorable than those available to him immediately prior to completion of the Transaction, will be entitled to participate in all employee benefit plans, including stock bonus plans, on the same basis as other employees of comparable status and position, and will receive any unpaid portion of a pro-rata long-term incentive award payable under Banknorth’s Executive Incentive Plan. Under the change in control provision of the Executive Incentive Plan, in connection with the Transaction, the long-term incentive payments for the performance periods due to end on December 31, 2005, 2006 and 2007 under the Executive Incentive Plan, which totaled $6,260,440 for Mr. Ryan, were paid in December 2004, with the approval of TD, and there were no unpaid pro rata amounts due thereunder. The Employment Agreement also provides for the purchase of a $5 million whole life insurance policy on Mr. Ryan’s life. The Issuer funded this policy with the payment of a lump sum premium in the amount of $1.26 million in December 2004.

     Under the Employment Agreement, Mr. Ryan agreed to waive his existing rights to the accelerated vesting of his options to acquire Banknorth common stock as a result of the completion of the Transaction. Because he waived his right to accelerated vesting, none of the options owned by Mr. Ryan vested solely as a result of the Transaction, although such options will vest immediately if Mr. Ryan’s employment is terminated following the Transaction due to death, disability, involuntary termination without cause, voluntarily termination by the executive for good reason, or retirement at or after age 65.

     Pursuant to the Employment Agreement, upon completion of the Transaction, Mr. Ryan was granted restricted stock units in TD common shares with a grant date value of $6 million. This grant was made pursuant to a Performance Based Restricted Share Unit Plan adopted by the Issuer and a related participation agreement entered into by the Issuer and Mr. Ryan. The restricted stock units will vest based on Mr. Ryan’s continued employment through March 1, 2008, subject to earlier vesting under specified circumstances. However, even if the restricted stock units vest prior to March 1, 2008, payment of the awards will be delayed until March 1, 2008 and will be contingent upon Mr. Ryan’s compliance with the non-solicitation and non-competition provisions in the Employment Agreement. The restricted stock units will be paid out in cash based on the closing price of the TD common shares on March 1, 2008, unless Mr. Ryan elects to defer the cash payment under the terms of a deferred compensation plan approved by the compensation committee of the board of directors of the Issuer. The cash amount payable in respect of the restricted stock units will be adjusted up or down, but not by more than 20%, to reflect

Schedule 13D	Page 18 of 25

the performance of the Issuer against an annual growth in operating earnings per share target established each year by the compensation committee of the board of directors of the Issuer (the "Committee"), provided that such operating earnings per share target may not increase by more than 10% annually. Pursuant to the Restricted Stock Unit Plan and related participation agreement, the operating earnings per share performance target and performance result will, in the discretion of the Committee, take into account adjustments for items like changes in accounting methodologies, merger and consolidation charges related to the acquisition and other acquisitions, extraordinary items and cost and revenue synergies between the Issuer and TD as determined by the Committee. The Performance Based Restricted Share Unit Plan and related form of participation agreement are attached hereto as exhibits and incorporated by reference herein.

     The Employment Agreement also provides that, in consideration for his continued employment through March 1, 2008 and his compliance with certain non-solicitation and non-competition provisions, Mr. Ryan will become entitled to receive from the Issuer a non-competition and retention amount on March 1, 2008, subject to earlier payment under specified circumstances. The non-competition and retention amount consists of a lump sum cash payment of $6,081,925 and enhancements to Mr. Ryan’s existing supplemental retirement agreement, which are valued at approximately $2,880,000.

     If, during the term of the Employment Agreement, Mr. Ryan’s employment is involuntarily terminated without cause, or Mr. Ryan terminates his employment for good reason, Mr. Ryan will be entitled to receive the following:

•	accrued benefits through the date of termination,

•	any unpaid portion of the non-competition and retention payment,

•	a prorated bonus for the year of termination based on the executive’s average annual bonuses for the prior three years (which we refer to in this Schedule 13D as the prorated bonus),

•	continued welfare benefits coverage at the Issuer’s expense until the earlier of 36 months following such termination or the date the executive commences new employment with comparable benefits or, under certain circumstances where it is not possible to provide continued coverage, a lump sum cash amount equal to twice the aggregate allocable cost of such coverage, and

•	accelerated vesting of (1) all unvested stock options granted prior to the Transaction, (2) any grants of equity-based compensation awards from TD or the Issuer after the Transaction if the termination of employment occurs after a subsequent change in control of either TD or the Issuer and (3) the restricted stock units granted upon completion of the Transaction (without regard to the performance conditions) although such units will not be payable until March 1, 2008 and will be forfeited if Mr. Ryan fails to comply with the non-solicitation and non-compete provisions of the Employment Agreement.

     In addition, upon a qualifying termination of Mr. Ryan’s employment, he will be entitled to receive a lump sum severance amount equal to the product of:

     (1) the sum of

•	his annual base salary,

•	his average annual bonus for the last three years,

•	the maximum employer matching contributions that would have been credited to his account under the Issuer’s 401(k) plan for the year of termination had the maximum allowable salary deferred contribution been made, and

•	the total value of all other contributions (other than elective contributions by Mr. Ryan

Schedule 13D	Page 19 of 25

and employer matching contributions relating thereto) and forfeitures allocated to his 401(k) account for 2004 or the plan year ending immediately prior to the termination of his employment, whichever year would produce the greater value;

     multiplied by

     (2) the lesser of three or the number of years and portions of a year remaining until March 1, 2010, but not less than one and a half years (if his termination occurs prior to a change in control of either TD or the Issuer) or two years (if his termination occurs after a subsequent change in control of either TD or the Issuer).

     In the event of a termination of employment due to death or disability or retirement at or after age 65, Mr. Ryan will receive the accrued benefits, the prorated bonus, any unpaid portion of the noncompetition and retention payment, accelerated vesting of the unvested stock options granted prior to the Transaction and the restricted stock units granted upon completion of the Transaction. If Mr. Ryan ceases to be employed for any reason at or following the end of the term of the Employment Agreement other than a termination for cause, he will be entitled to continued welfare benefits coverage at the expense of the Issuer until the earlier of 36 months following such termination or the date he commences new employment with comparable benefits.

     The Merger Agreement provided that upon completion of the Transaction, each outstanding and unexercised option to acquire shares of Banknorth common stock ceased to represent the right to acquire shares of Banknorth common stock and became a right to acquire shares of Issuer Common Stock. Under the terms of Banknorth’s stock option and equity incentive plans, all unvested options to purchase shares of Banknorth common stock became vested and exercisable upon completion of the Transaction, except for options held by those executives who agreed to waive their right to accelerated vesting (which includes Mr. Ryan). As of March 1, 2005, Mr. Ryan held options to acquire an aggregate of 1,092,950 shares of Issuer Common Stock under Banknorth’s stock option plans that are not vested. Because Mr. Ryan waived his right to accelerated vesting, none of these options vested solely as a result of the Transaction, although they will vest immediately if Mr. Ryan’s employment is terminated due to death, disability, involuntary termination without cause, voluntarily termination by him for good reason, or retirement at or after age 65.

     The Employment Agreement also requires Mr. Ryan to comply with TD’s executive share ownership guidelines, as they may be in effect from time to time, including the one-year holding period after termination of employment, provided that one-half of the value of the shares that the guidelines require Mr. Ryan to hold will be satisfied by Mr. Ryan holding TD common shares, and the other half by holding shares of Issuer Common Stock.

     Please see Item 4 for additional information relating to the planned grant of additional stock options to Mr. Ryan.

Item 7. Material to be Filed as Exhibits

     1. Amended and Restated Agreement and Plan of Merger, dated August 25, 2004, among TD, Banknorth, the Issuer and Berlin Mergerco (incorporated by reference to Annex A to Amendment No. 3 to the Registration Statement on Form S-4/F-4 filed by the Issuer and TD on January 11, 2005, (SEC File Nos. 333-119517/119519)).

Schedule 13D	Page 20 of 25

     2. Amended and Restated Stockholders Agreement, dated August 25, 2004, among TD, Banknorth and the Issuer (incorporated by reference to Annex D to Amendment No. 3 to the Registration Statement on Form S-4/F-4 filed by the Issuer and TD on January 11, 2005, (SEC File Nos. 333-119517/119519)).

     3. Employment Agreement, dated August 25, 2004, among the Issuer, TD and William J. Ryan (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Banknorth on August 31, 2004).

     4. 2005 Performance Based Restricted Share Unit Plan of the Issuer (incorporated by reference to Exhibit 10 to the Current Report on Form 8-K filed by the Issuer on March 7, 2005).

     5. Form of Participation Agreement (incorporated by reference to Annex A to Exhibit 10 to the Current Report on Form 8-K filed by the Issuer on March 7, 2005).

Schedule 13D	Page 21 of 25

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE TORONTO-DOMINION BANK

By: /s/ Christopher A. Montague
Name: Christopher A. Montague, Esq.
Title: Executive Vice President and General Counsel

Dated: March 9, 2005

Schedule 13D	Page 22 of 25

SCHEDULE I
INFORMATION RELATING TO THE DIRECTORS AND EXECUTIVE OFFICERS OF THE TORONTO-DOMINION BANK

     The following is a list of the directors and executive offices of The Toronto-Dominion Bank (“TD”) as of the date of this Schedule 13D. Unless otherwise indicated, each of the directors and executive officers is a citizen of Canada. Unless otherwise indicated, the business address for each of the executive officers is: The Toronto-Dominion Bank, P.O. Box 1, Toronto-Dominion Centre, Toronto, Ontario M5K 1A2, Canada. Unless otherwise indicated, each occupation set forth opposite an executive officer’s name refers to employment with TD.

Name	Present Principal Occupation or Employment and Address
DIRECTORS

William E. Bennett	Corporate Director
(United States Citizen)	55 West Monroe Street
Suite 2530
Chicago, Illinois 60603-5008

Hugh J. Bolton	Chair of the Board
EPCOR Utilities Inc.
EPCOR Centre
1800-10065 Jasper Ave., N.W.
Edmonton, Alberta
T5J 3B1

John L. Bragg	President and Co-Chief Executive Officer
Oxford Frozen Foods Limited
4881 Main Street
P.O. Box 220
Oxford, Nova Scotia
B0M 1P0

W. Edmund Clark	President and Chief Executive Officer
The Toronto-Dominion Bank
P.O. Box 1
Toronto-Dominion Centre
Toronto, Ontario
M5K 1A2

Marshall A. Cohen	Counsel
Cassels Brock & Blackwell LLP
Scotia Plaza, Suite 2100
40 King Street West
Toronto, Ontario
M5H 3C2

Wendy K. Dobson	Professor and Director
Institute for International Business
Joseph L. Rotman School of Management

Schedule 13D	Page 23 of 25

University of Toronto
105 St. George Street
Toronto, Ontario
M5S 3E6

Darren Entwistle	President and Chief Executive Officer
TELUS Corporation
8th Floor, 555 Robson St.
Vancouver, BC
V6B 3K9

Donna M. Hayes	Publisher and Chief Executive Officer
Harlequin Enterprises Limited
225 Duncan Mill Road, 9th Floor
Don Mills, Ontario
M3B 3K9

Henry H. Ketcham	Chairman of the Board,
(United States and	President and Chief Executive Officer
Canadian citizen)	West Fraser Timber Co. Ltd.
1000-1100 Melville Street
Vancouver, B.C.
V6E 4A6

Pierre H. Lessard	President & Chief Executive Officer
METRO INC.
11011, boul. Maurice-Duplessis
Montreal, Quebec
H1C 1V6

Harold H. MacKay	Counsel
MacPherson Leslie & Tyerman LLP
1500 – 1874 Scarth Street
Regina, Saskatchewan
S4P 4E9

Schedule 13D	Page 24 of 25

Brian F. MacNeill	Chairman of the Board
Petro-Canada
P.O. Box 2844, 28th Floor PCCW
150 – 6th Avenue SW
Calgary, Alberta
T2P 3E3

Roger Phillips	Corporate Director
(Canadian and British	c/o IPSCO Inc.
citizen)	P.O. Box 1670
Armour Road
Regina, Saskatchewan
S4P 3C7

Wilbur J. Prezzano	Corporate Director
(United States citizen)	28 Murray Blvd.
Charleston, South Carolina 29401-2350

William J. Ryan	Chairman, President and Chief Executive Officer
(United States citizen)	TD Banknorth Inc.
P.O. Box 9540
Two Portland Square
Portland, Maine 04112-9540

Helen K. Sinclair	Chief Executive Officer
BankWorks Trading Inc.
20 Adelaide St. East, Suite 1250
Toronto, Ontario
M5C 2T6

Donald R. Sobey	Chairman Emeritus
Empire Company Limited
115 King Street
Stellarton, N.S.
B0K 1S0

Michael D. Sopko	Corporate Director
2240 Chancery Lane
Oakville, Ontario
L6J 6A3

John M. Thompson	Chairman of the Board
The Toronto-Dominion Bank
P.O. Box 1
Toronto-Dominion Centre
Toronto, Ontario
M5K 1A2

Schedule 13D	Page 25 of 25

EXECUTIVE OFFICERS

W. Edmund Clark	President and Chief Executive Officer

Robert E. Dorrance	Vice Chair— Wholesale Banking

Bernard T. Dorval	Executive Vice President, Co-Chair, TD Canada Trust

William H. Hatanaka	Executive Vice President—Wealth Management

Timothy Hockey	Executive Vice President, Co-Chair, TD Canada Trust

Robert F. MacLellan	Executive Vice President and Chief Investment Officer

Daniel A. Marinangeli	Executive Vice President and Chief Financial Officer

Andrea S. Rosen (United States and Canadian citizen)	Vice Chair

William J. Ryan (United States citizen)	Vice Chair

Fredric J. Tomczyk	Vice Chair— Corporate Operations